Delisting Determination,The Nasdaq Stock Market, LLC,
June 10, 2016, Enzon Pharmaceuticals, Inc. The Nasdaq
Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of Enzon Pharmaceuticals, Inc.
(the Company), effective at the opening of the trading session on June 20, 2016. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5810(c)(3)(A).
The Company was notified
of the Staffs determination on May 11, 2016.
The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company became final on May 20, 2016.